Mail Stop 3561
                May 25, 2006

By U.S. Mail

Mr. Robert Kothner
Vice President
Chief Accounting Officer
DaimlerChrysler AG
Epplestrasse 225
70567 Stuttgart, Germany

  RE: DaimlerChrysler AG
    Form 20-F for the Fiscal Year Ended December 31, 2005
        File No. 1-12356

Dear Mr. Kothner:

        We have reviewed your filing solely for the issues
identified
below and have the following comments. Unless otherwise noted, we
think you should revise your document in response to these
comments.
If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be
as
detailed as necessary in your explanation. In some of our
comments,
we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we
may
raise additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

        Please respond to confirm that such comments will be
complied
with, or, if certain of the comments are deemed inappropriate,
advise
the staff of your reason. Your response should be submitted in
electronic form, under the label "corresp" with a copy to the
staff.
Please respond within ten (10) business days.

Form 20-F for the for the year ended December 31, 2005

Information on the Company, Off-Highway, page 10
Note 10. Disposal of Off-Highway, Assets and Liabilities Held for
Sale and Discontinued Operations, page F-37

1. You disclose that the operations of the Off-Highway business
have
not been presented as discontinued operations in your consolidated
income statements since you expect significant anticipated
continuing
sales of products to the Off-Highway business which are expected
to

continue beyond one year after disposal. In this regard,
supplementally tell us how you determined the significance of
continuing cash flows supporting your current presentation of Off-
Highway`s results of operations as part of continuing operations
(versus discontinued operations). See paragraph 42 of SFAS 144
and
EITF 03-13. In addition, revise your discussion of the sale
transaction in future filings to discuss the expected gain (loss)
related to the sale. Additionally, since you present the assets
of
this business as "held for sale," please revise the notes to your
financial statements to include all the disclosures required by
paragraph 47 of SFAS No. 144, as applicable.

Item 5.   Operating and Financial Review and Prospects, page 35
Item 3.   Key Information, Selected Financial Data, page 2
Note 1.   Summary of Significant Accounting Policies
General, page F-10
Note 31. Legal Proceedings, page F-66

2. Please refer to the second paragraph of Note 1 and the twenty-
second through twenty-fifth paragraphs of Note 31. Please revise
the
notes to your financial statements to clearly describe your
misstatements by disclosing the exact nature and related amounts
comprising each material component of the net error adjustments to
your financial statements to correct for misstatements in fiscal
years 1994 through 2004. In this regard, please revise your notes
to
include table(s) that depict, by fiscal year, the exact nature of
the
items comprising each component of the net adjustments, and the
impact of each component on operating profit, net income and
stockholder`s equity, as applicable. For example, the disclosure
related to adjustments resulting from your FCPA internal
investigation disclosed in Note 31 should be expanded to include a
table that depicts the nature (e.g., self-reported potential tax
liabilities, misclassification of, or failure to record,
commissions,
and other payments and expenses, consolidation errors, etc.) and
related amount of each item comprising the charges to your 2005
consolidated statement of income to correct misstatements relating
to
the years 2003 and 2004 which had the effect of reducing 2005
operating profit and net income by Euro 16 million and Euro 64,
respectively,
in addition to the adjustment to stockholders` equity of Euro 222
to
correct accumulated misstatements in the periods 1994 through
2002.
Similar revisions should be made for the adjustments related to
compensation to expatriate employees disclosed in Note 31 and the
other accounting matters disclosed in the second paragraph of Note
1
such as the adjustments to correct the accounting for certain
derivative instruments that did not qualify for hedge accounting
treatment, deferred income taxes and other minor misstatements.
The
table(s) should agree to the overall adjustments that impacted
operating profit, net income and stockholders` equity, as
applicable,
for each year presented.

Similar disclosures should also be provided in footnotes (1) and
(2)
to your Selected Financial Data table on pages 2 and 3 of your
Form
20-F. Item 5, "Operating and Financial Review and Prospects"
should
also be revised to include a discussion of the restatements. This
discussion should be presented in a level of detail consistent
with
that to be provided in your revised financial statement
disclosures.

Note 3. Significant Equity Method Investments
Toll Collect, page F-23

3. We note the disclosure indicating that you hold a 45% equity
interest in Toll Collect, the joint venture formed to install and
operate a system for electronic collection of tolls from
commercial
vehicles using German highways. We also note that you have a
significant variable interest in this entity but have determined
that
you are not the primary beneficiary and is therefore not required
to
consolidate the entity in your consolidated financial statements.
Given the nature and terms of the guarantee arrangements that you
have provided to the Federal Republic of Germany relating to the
completion and operation of the toll collection system as outlined
on
page F-24, and the fact that you are the only joint venture
participant that has guaranteed a bank loan of up to Euro 600
million, please explain in detail your basis for your conclusion
that
you are not the primary beneficiary with respect to Toll Collect's
operations. We may have further comments upon receipt of your
response.

Note 5. Functional Costs and Other Expenses
Headcount reduction initiative At Mercedes Car Group, page F-28

4. Supplementally provide us with, and revise future filings to
include, a schedule of material categories of costs and expenses
included in the charge for headcount reduction. Separately
quantify
the following: employee termination payments; pension and OPEB
costs
relating to terminated employees; other costs relating to
terminated
employees. Please explain material elements within each category.

Note 23. Stockholders` Equity
Comprehensive Income/(Loss), page F-48

5. We note the disclosure indicating that effective October 1,
2004,
the Chrysler Group prospectively changed the functional currency
of
DaimlerChrysler Canada Inc.("DCCI") from the US dollar to the
Canadian dollar due to several significant economic and
operational
changes at DCCI including a reduction of US sourced components.
Please tell us in further detail the nature and specific timing of
the economic and operational changes at DCCI that necessitated the
change in functional currency from the US dollar to the Canadian
dollar. As part of your response, please tell us how the various
factors outlined in paragraph 42 of SFAS No.52 were considered in
your determination that the functional currency should be changed
from the US dollar to the Canadian dollar. We may have further
comment upon receipt of your response.

Note 31. Legal Proceedings

6. We note that your discussions of many of the pending claims and
litigation included in Note 31 do not quantify the amounts or
ranges
of potential losses to which you are exposed. Please revise
future
filings to discuss the amounts or range of potential losses to
which
you are exposed in connection with all material claims and
litigation
as required by paragraph 10 of SFAS No.5. If no estimate of
potential loss can be made, please include disclosure indicating
that
an estimate cannot be made. Refer to the guidance outlined in SAB
Topic 5:Y, Question 2. Also, please revise to disclose the
aggregate

amount of any accruals that you have established for your pending
claims and litigation as required by paragraph 9 of SFAS No.5.

****

   We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating
to
a company`s disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

   In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

 You may contact Katherine Mathis at (202) 551-3313 or me at
(202) 551-3813 if you have questions on the above comments.

      Sincerely,

      Linda Cvrkel
      Branch Chief
Mr. Robert Kothner
DaimlerChrysler AG
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